Exhibit 99.2
SPECIAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

January 9, 2014

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

TOWER SEMICONDUCTOR LTD. For the Special Meeting of Shareholders To Be Held On Thursday, January 9, 2014 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Noit Levi and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Special Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday , January 9, 2014 at 5:00 p.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of a Special Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General counsel.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

	FOR	AGAINST	ABSTAIN
1. To approve the proposed options grant to our chairman of the board of directors, Mr. Amir Elstein.	☐	☐	☐

Signature of Shareholder: ______________   Date:_______

NOTE:  Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.